iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

September 26, 2022

Edwin Kim

Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  iClick Interactive Asia Group Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021 (“FY 2021 20-F”)

Filed May 2, 2022

File No. 001-38313

Dear Mr. Kim and Mr. Shainess:

The Company confirms receipt of the comments on its FY2021 20-F from the Securities and Exchange Commission dated September 21, 2022 (the “Comment Letter”), and would like to request an extension to respond to the Comment Letter.

Given the week-long public holiday from October 1 to October 7, 2022 in China, the Company has limited resources to work on the response. The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than October 20, 2022.

If you have any questions regarding the FY 2021 20-F, please contact Mr. David Zhang, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at david.zhang@i-click.com.

Very truly yours,

By:	/s/ David Zhang
Name: David Zhang
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Esq., Cleary Gottlieb Steen & Hamilton LLP